February 10, 2020

Anthony Hayes
Chief Executive Officer
Spherix Incorporated
One Rockefeller Plaza, 11th Floor
New York, NY 10020

       Re: Spherix Incorporated
           Registration Statement on Form S-1
           Filed January 31, 2020
           File No. 333-236199

Dear Mr. Hayes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jonathan Burr at 202-551-5833 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction